1

                                    FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,                         December                     2003
                         ------------------------------------      -----------
Commission File Number   001-13718
                         ------------------------------------      -----------

                              MDC CORPORATION INC.
------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

              45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                     Form 20-F                         Form 40-F     X
                              ------------                      ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                No      X
                          --------------                   -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX

 Document                                                           Page No.

    1.         News Release dated December 2, 2003                      3
    2.         News Release dated December 8, 2003                      5
    3.         News Release dated December 18, 2003                     7
    4.         Selected Historical Financial Information                9

                                                                   Document 1

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEAST

FOR:          MDC Corporation Inc.
              45 Hazelton Avenue
              Toronto, Ontario M5R 2E3

CONTACTS:     Miles S. Nadal                     Peter M. Lewis
              Chairman, President &              Executive Vice-President & CFO
              CEO  (416) 960-9000 Ext.223        (416) 960-9000 Ext. 272

              Walter Campbell                    Trevor Maunder
              Senior Vice-President Finance      Director, Investor Relations
              (416) 960-9000 Ext.336             (416) 960-9000 Ext.226

TSE STOCK SYMBOL:          MDZ.A
NASDAQ STOCK SYMBOL:       MDCA
WEBSITE:                   www.mdccorp.com

          UNDERWRITING SYNDICATE TO EXERCISE OVER-ALLOTMENT OPTION TO
        PURCHASE 503,451 ADJUSTABLE RATE EXCHANGEABLE SECURITIES OF MDC
         CORPORATION INC. FOR ADDITIONAL GROSS PROCEEDS OF $4.4 MILLION

             TOTAL GROSS PROCEEDS OF OFFERING TO TOTAL $34 MILLION

TORONTO, ONTARIO (DECEMBER 2, 2003) - MDC Corporation Inc., operating as MDC Partners ("MDC") of Toronto, today announced that the underwriters plan to exercise their over-allotment option to purchase 503,451 Adjustable Rate Exchangeable Securities due December 31, 2028 at an offering price of $8.75 per Exchangeable Security. The securities will pay interest monthly at a rate equal to the actual distribution by Custom Direct Income Fund (the "Fund") in that month and a holder of an Exchangeable Security will have the right to exchange the security for a unit of the Fund once MDC is entitled to effectively exchange its 20% ownership of Custom Direct, Inc. into units of the Fund.

The closing will result in total net proceeds from MDC's offering of Exchangeable Securities of $31.7 million. Closing of the offering, including the over-allotment option, is expected to occur on December 8, 2003.

The Exchangeable Securities and units of the Fund have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Exchangeable Securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT MDC PARTNERS

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 2

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:         MDC Corporation Inc.
             45 Hazelton Avenue
             Toronto, Ontario M5R 2E3

CONTACTS:    Miles S. Nadal                     Peter M. Lewis
             Chairman, President & CEO          Executive Vice-President & CFO
             (416) 960-9000 Ext.223             (416) 960-9000 Ext. 272

             Walter Campbell                    Trevor Maunder
             Senior Vice-President Finance      Director, Investor Relations
             (416) 960-9000 Ext.336             (416) 960-9000 Ext.226

TSE STOCK SYMBOL:          MDZ.A
NASDAQ STOCK SYMBOL:       MDCA
Website:                   www.mdccorp.com



       MDC CORPORATION INC. CLOSES OFFERING OF 3,903,451 ADJUSTABLE RATE

                 EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028
                       FOR GROSS PROCEEDS OF $34 MILLION.

            THE SECURITIES WILL EACH BE EXCHANGEABLE INTO A UNIT OF
                           CUSTOM DIRECT INCOME FUND

TORONTO, ONTARIO (DECEMBER 8, 2003) - MDC Corporation Inc. operating as MDC Partners ("MDC") of Toronto today announced that it has closed its previously announced offering of 3,903,451 Adjustable Rate Exchangeable Securities due December 31, 2028, including 503,451 Exchangeable Securities issued pursuant to the exercise of the over-allotment option, for total net proceeds to MDC of $31.7 million. The net proceeds of the offering will be used for general corporate purposes.

The securities pay interest monthly at a rate equal to the actual distribution by Custom Direct Income Fund (the "Fund") in that month and a holder of an Exchangeable Security will have the right to exchange the security for a unit of the Fund once MDC is entitled to effectively exchange its 20% ownership of Custom Direct, Inc. into units of the Fund.

The Exchangeable Securities and units of the Fund have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Exchangeable Securities in any State in which such offer, solicitation or sale would be unlawful.

ABOUT MDC PARTNERS

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 3

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:            MDC Corporation Inc.
                45 Hazelton Avenue
                Toronto, Ontario M5R 2E3

CONTACTS:       Miles S. Nadal                   Peter M. Lewis
                Chairman, President & CEO        Executive Vice-President & CFO
                (416) 960-9000 Ext.223           (416) 960-9000 Ext. 272

                Walter Campbell                  Trevor Maunder
                Senior Vice-President Finance    Director, Investor Relations
                (416) 960-9000 Ext.336           (416) 960-9000 Ext.226

TSX Stock Symbol:          MDZ.N
Website:                   www.mdccorp.com


          MDC CORPORATION INC. ANNOUNCES DECEMBER INTEREST PAYMENT ON ADJUSTABLE RATE EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028

TORONTO, Ontario (December 18, 2003) - MDC Corporation Inc. operating as MDC Partners ("MDC") of Toronto announced today an interest payment on Adjustable Rate Exchangeable Securities (the "Exchangeable Securities") of C$0.1125 per Exchangeable Security for the month of December 2003 payable on January 15, 2004 to Exchangeable Security holders of record at the close of business on December 31, 2003.

A holder of an Exchangeable Security will have the right to exchange the security for a unit of Custom Direct Income Fund (the "Fund") once MDC is entitled to effectively exchange its 20% ownership of Custom Direct, Inc. into units of the Fund. MDC's shares of Custom Direct, Inc. are effectively exchangeable into units of the Fund once (a) the Fund has earned audited EBITDA of approximately US$22.2 million for the year ending December 31, 2003 or for any fiscal year subsequent to 2003, and (b) the Fund has made average monthly per unit cash distributions of at least C$0.1125 for the period from May 29, 2003 to December 31, 2003 or for any fiscal year subsequent to 2003. For purposes of determining whether the EBITDA target has been met, the audited financial statements for the year ending December 31, 2003 are anticipated to be prepared by March 2004.


About MDC Partners

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA. The Exchangeable Securities are publicly traded on the Toronto Stock Exchange under the symbol MDZ.N.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

                                                                    Document 4

Selected Historical Financial Information (US$)



MDC CORPORATION INC.
CONSOLIDATED BALANCE SHEET
(Unaudited) (US$ '000's)
                                    DEC.        MAR.         JUN.         SEP.         DEC.         MAR         JUN.         SEP.
                                    2001        2002         2002         2002         2002        2003         2003         2003

CASH AND CASH EQUIVALENTS         37,231      36,388       28,491       30,832       37,788      32,776       44,887       52,700
SECURITIES HELD FOR SALE               -           -            -            -            -           -       20,675            -
ACCOUNTS RECEIVABLE               89,634      93,659       83,871       75,444       67,457      74,130       75,930       78,021
INVENTORY                         14,617      14,434        8,057        6,651        7,005       7,020        5,814        5,464
PREPAID EXPENSES AND SUNDRY        7,514       9,624        9,298        7,930        6,266       8,563        5,064        5,676
FUTURE INCOME TAXES               17,579      16,058            -            -            -           -            -            -
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                 166,575     170,163      129,717      120,857      118,516     122,489      152,370      141,861
PORTFOLIO INVESTMENTS                  -           -            -           64          103         103       15,103       15,834
CAPITAL AND OTHER ASSETS         104,494     103,621       87,396       82,158       79,864      82,652       59,375       59,660
GOODWILL                         290,524     288,533      159,631      163,509      185,637     181,705       78,315      100,879
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                 561,593     562,317      376,744      366,588      384,120     386,949      305,163      318,234
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------


ACCOUNTS PAYABLE
 AND ACCRUED LIABILITIES         112,757     111,574       95,697       87,615       82,874      82,106       84,697       83,402
DEFERRED ACQUISITION
 CONSIDERATION                    15,943      14,947        4,362        3,942       23,966      23,385        9,311        5,350
DEFERRED REVENUE                  14,924      18,907       13,053       12,722       11,104      16,148       13,658       15,011
CURRENT PORTION OF
 LONG TERM DEBT                    7,565       3,971        4,783        3,140        4,088       3,955        4,616       11,885
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                 151,189     149,399      117,895      107,419      122,032     125,594      112,282      115,648

LONG TERM DEBT                   331,158     334,545      161,801      155,437      155,514     157,655       86,838       79,288
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                 482,347     483,944      279,696      262,856      277,546     283,249      199,120      194,936
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

MINORITY INTEREST                  9,576       9,917        9,619        9,230        9,824      10,209        9,554        2,534
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

SHARE CAPITAL                     95,111      96,407       96,407       96,407       96,407      96,407       96,407      116,925
OTHER PAID IN CAPITAL             32,687      22,753       24,335       23,640       24,179      26,442       29,299       29,146
CUMULATIVE TRANSLATION
 ADJUSTMENT                        3,447       3,585        3,684        7,518        7,858       1,634       (6,208)      (5,370)
RETAINED EARNINGS (DEFICIT)      (61,575)    (54,289)     (36,997)     (33,063)     (31,694)    (30,992)     (23,009)     (19,937)
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                  69,670      68,456       87,429       94,502       96,750      93,491       96,489      120,764
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

                                 561,593     562,317      376,744      366,588      384,120     386,949      305,163      318,234
                              -----------  ----------   ----------  -----------  -----------  ----------  -----------  -----------

MDC CORPORATION INC.
STATEMENT OF OPERATIONS
(Unaudited)(US$ '000's)
PERIOD                                                   YEAR   QUARTER   QUARTER    QUARTER    QUARTER        YEAR
                                                         DEC.       MAR.       JUN.       SEP.      DEC.       DEC.
                                                         2001       2002       2002       2002      2002       2002

GROSS BILLINGS                                        718,189    170,073    142,996    140,545   146,659    600,273
                                                     ---------  --------- ---------- ---------- ---------  ---------

REVENUES                                              509,747    121,655     89,749     88,548    87,813    387,765

OPERATING COSTS                                       429,945    102,456     79,832     77,267    73,584    333,139
                                                     ---------  --------- ---------- ---------- ---------  ---------

OPERATING INCOME BEFORE UNDERNOTED ITEMS               79,802     19,199      9,917     11,281    14,229     54,626
                                                     ---------  --------- ---------- ---------- ---------  ---------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES          59,212    (5,860)   (92,167)    (1,456)     2,195   (97,288)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)                12,034         98    (4,478)          -         -    (4,380)
AMORTIZATION                                           23,717      5,369      3,273      3,566     3,963     16,171
INTEREST                                               34,070      6,366      3,838      3,873     3,733     17,810
INCOME PARTICIPATION OF MINORITY PARTNERS               3,644        461        891        900     1,675      3,927
                                                     ---------  --------- ---------- ---------- ---------  ---------

                                                      132,677      6,434   (88,643)      6,883    11,566   (63,760)
                                                     ---------  --------- ---------- ---------- ---------  ---------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                        (52,875)     12,765     98,560      4,398     2,663    118,386

INCOME TAXES                                         (18,414)      2,920     18,335        224       541     22,020
                                                     ---------  --------- ---------- ---------- ---------  ---------

INCOME (LOSS) BEFORE GOODWILL CHARGES
 AND MINORITY INTEREST                               (34,461)      9,845     80,225      4,174     2,122     96,366

GOODWILL CHARGES                                       42,999          -          -          -         -          -
MINORITY INTEREST                                     (4,178)      2,319        209        (5)       509      3,032
                                                     ---------  --------- ---------- ---------- ---------  ---------

INCOME (LOSS) FROM CONTINUING OPERATIONS             (73,282)      7,526     80,016      4,179     1,613     93,334

LOSS FROM DISCONTINUED OPERATIONS                    (25,428)          -          -          -         -          -
                                                     ---------  --------- ---------- ---------- ---------  ---------

NET INCOME (LOSS)                                    (98,710)      7,526     80,016      4,179     1,613     93,334
                                                     ---------  --------- ---------- ---------- ---------  ---------

[Table continued]
MDC CORPORATION INC.
STATEMENT OF OPERATIONS
(Unaudited)(US$ '000's)
PERIOD                                                QUARTER    QUARTER    QUARTER     Y.T.D.
                                                          MAR.       JUN.       SEP.      SEP.
                                                          2003       2003       2003      2003

GROSS BILLINGS                                         140,368    137,796    132,140   410,304
                                                      ---------  ---------  ---------  --------

REVENUES                                                85,958     82,882     68,088   236,928

OPERATING COSTS                                         76,188     74,719     60,252   211,159
                                                      ---------  ---------  ---------  --------

OPERATING INCOME BEFORE UNDERNOTED ITEMS                 9,770      8,163      7,836    25,769
                                                      ---------  ---------  ---------  --------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES             (36)   (14,934)      (445)   (15,415)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)                      -          -          -         -
AMORTIZATION                                             3,589      3,556      2,723     9,868
INTEREST                                                 3,792      4,423      1,439     9,654
INCOME PARTICIPATION OF MINORITY PARTNERS                1,011      1,553      1,455     4,019
                                                      ---------  ---------  ---------  --------

                                                         8,356    (5,402)      5,172     8,126
                                                      ---------  ---------  ---------  --------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                            1,414     13,565      2,664    17,643

INCOME TAXES                                               435      6,505      (818)     6,122
                                                      ---------  ---------  ---------  --------

INCOME (LOSS) BEFORE GOODWILL CHARGES
 AND MINORITY INTEREST                                     979      7,060      3,482    11,521

GOODWILL CHARGES                                             -          -          -         -
MINORITY INTEREST                                            7    (1,192)        141   (1,044)
                                                      ---------  ---------  ---------  --------

INCOME (LOSS) FROM CONTINUING OPERATIONS                   972      8,252      3,341    12,565

LOSS FROM DISCONTINUED OPERATIONS                            -          -          -         -
                                                      ---------  ---------  ---------  --------

NET INCOME (LOSS)                                          972      8,252      3,341    12,565
                                                      ---------  ---------  ---------  --------

MDC CORPORATION INC.
SEGMENTED INFORMATION
MARKETING COMMUNICATIONS DIVISION
(Unaudited)(US$ '000's)
PERIOD                                                 YEAR   QUARTER   QUARTER    QUARTER   QUARTER
                                                       DEC.       MAR.      JUN.       SEP.      DEC.
                                                       2001       2002      2002       2002      2002

GROSS BILLINGS                                      384,795     87,951    94,717     94,204   105,181
                                                    ----------------------------------------------------

REVENUES                                            176,353     39,533    41,470     42,207    46,335
                                                    --------  --------- ---------  --------- ---------

Salaries and related costs                           86,571     19,898    19,724     19,961    20,126
General and other operating costs                    68,814     15,683    17,417     17,482    18,234
                                                    --------  --------- ---------  --------- ---------
OPERATING COSTS                                     155,385     35,581    37,141     37,443    38,360
                                                    --------  --------- ---------  --------- ---------

OPERATING INCOME BEFORE UNDERNOTED ITEMS             20,968      3,952     4,329      4,764     7,975
                                                    --------  --------- ---------  --------- ---------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES         9,140          -         -          -       576
AMORTIZATION                                          6,623      1,709     1,814      1,926     2,106
INTEREST                                              4,160      1,317     1,347      1,369     1,264
INCOME PARTICIPATION OF MINORITY PARTNERS             3,644        461       891        900     1,675
                                                    --------  --------- ---------  --------- ---------

                                                     23,567      3,487     4,052      4,195     5,621
                                                    --------  --------- ---------  --------- ---------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                       (2,599)        465       277        569     2,354

INCOME TAXES                                        (1,660)       (38)     (115)        165     1,150
                                                    --------  --------- ---------  --------- ---------

INCOME (LOSS) BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                                 (939)        503       392        404     1,204

GOODWILL CHARGES                                      9,622          -         -          -         -
                                                    --------  --------- ---------  --------- ---------

NET INCOME (LOSS)                                   (10,561)       503       392        404     1,204
                                                    --------  --------- ---------  --------- ---------

[Table continued]
MDC CORPORATION INC.
SEGMENTED INFORMATION
MARKETING COMMUNICATIONS DIVISION
(Unaudited)(US$ '000's)
PERIOD                                                   YEAR   QUARTER   QUARTER    QUARTER      Y.T.D.
                                                         DEC.       MAR.      JUN.       SEP.       SEP.
                                                         2002       2003      2003       2003       2003

GROSS BILLINGS                                        382,053     96,083   102,634    111,528    310,245
                                                   ------------------------------------------------------

REVENUES                                              169,545     41,673    47,720     47,476    136,869
                                                    ----------  --------- ---------  --------- ----------

Salaries and related costs                             79,709     21,218    21,826     21,566     64,610
General and other operating costs                      68,816     15,979    18,983     18,466     53,428
                                                    ----------  --------- ---------  --------- ----------
OPERATING COSTS                                       148,525     37,197    40,809     40,032    118,038
                                                    ----------  --------- ---------  --------- ----------

OPERATING INCOME BEFORE UNDERNOTED ITEMS               21,020      4,476     6,911      7,444     18,831
                                                    ----------  --------- ---------  --------- ----------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES             576          -     (116)       (47)      (163)
AMORTIZATION                                            7,555      1,884     1,978      1,990      5,852
INTEREST                                                5,297      1,302     1,605      1,717      4,624
INCOME PARTICIPATION OF MINORITY PARTNERS               3,927      1,011     1,553      1,455      4,019
                                                    ----------  --------- ---------  --------- ----------

                                                       17,355      4,197     5,020      5,115     14,332
                                                    ----------  --------- ---------  --------- ----------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                           3,665        279     1,891      2,329      4,499

INCOME TAXES                                            1,162        209       672        252      1,133
                                                    ----------  --------- ---------  --------- ----------

INCOME (LOSS) BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                                   2,503         70     1,219      2,077      3,366

GOODWILL CHARGES                                            -          -         -          -          -
                                                    ----------  --------- ---------  --------- ----------

NET INCOME (LOSS)                                       2,503         70     1,219      2,077      3,366
                                                    ----------  --------- ---------  --------- ----------

MDC CORPORATION INC.
SEGMENTED INFORMATION
SECURE TRANSACTIONS DIVISION
(Unaudited)(US$ '000's)
PERIOD                                                 YEAR   QUARTER   QUARTER    QUARTER   QUARTER
                                                       DEC.       MAR.      JUN.       SEP.      DEC.
                                                       2001       2002      2002       2002      2002

GROSS BILLINGS                                      305,156     77,950    45,038     45,516    40,596
                                                    ---------------------------------------------------

REVENUES                                            305,156     77,950    45,038     45,516    40,596
                                                    --------  --------- ---------  --------- ---------

Cost of sales                                       139,568     36,557    20,874     20,396    17,406
Salaries and related costs                           40,646     10,353     6,552      6,064     5,812
General and other operating costs                    62,355     15,074    10,785     11,720    10,645
                                                    --------  --------- ---------  --------- ---------
OPERATING COSTS                                     242,569     61,984    38,211     38,180    33,863
                                                    --------  --------- ---------  --------- ---------

OPERATING INCOME BEFORE UNDERNOTED ITEMS             62,587     15,966     6,827      7,336     6,733
                                                    --------  --------- ---------  --------- ---------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES         7,838    (7,751)  (92,738)    (1,349)     1,619
AMORTIZATION                                         13,798      3,277     1,211      1,415     1,311
INTEREST                                             10,344      3,106     2,732      2,540     2,389
                                                    --------  --------- ---------  --------- ---------

                                                     31,980    (1,368)  (88,795)      2,606     5,319
                                                    --------  --------- ---------  --------- ---------

INCOME BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                        30,607     17,334    95,622      4,730     1,414

INCOME TAXES                                         12,011      4,708    17,505        367     (233)
                                                    --------  --------- ---------  --------- ---------

INCOME BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                                18,596     12,626    78,117      4,363     1,647

GOODWILL CHARGES                                     14,705          -         -          -         -
MINORITY INTEREST                                     (642)      2,196        90       (89)       182
                                                    --------  --------- ---------  --------- ---------

NET INCOME                                            4,533     10,430    78,027      4,452     1,465
                                                    --------  --------- ---------  --------- ---------

[Table continued]

MDC CORPORATION INC.
SEGMENTED INFORMATION
SECURE TRANSACTIONS DIVISION
(Unaudited)(US$ '000's)
PERIOD                                                   YEAR   QUARTER   QUARTER    QUARTER      Y.T.D.
                                                         DEC.       MAR.      JUN.       SEP.       SEP.
                                                         2002       2003      2003       2003       2003

GROSS BILLINGS                                        209,100     43,525    33,750     18,898     96,173
                                                   ------------------------------------------------------

REVENUES                                              209,100     43,525    33,750     18,898     96,173
                                                    ----------  --------- ---------  --------- ----------

Cost of sales                                          95,233     18,729    15,620     12,073     46,422
Salaries and related costs                             28,781      6,083     5,683      3,069     14,835
General and other operating costs                      48,224     12,086    10,433      2,548     25,067
                                                    ----------  --------- ---------  --------- ----------
OPERATING COSTS                                       172,238     36,898    31,736     17,690     86,324
                                                    ----------  --------- ---------  --------- ----------

OPERATING INCOME BEFORE UNDERNOTED ITEMS               36,862      6,627     2,014      1,208      9,849
                                                    ----------  --------- ---------  --------- ----------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES       (100,219)       (36)  (15,691)    (1,876)   (17,603)
AMORTIZATION                                            7,214      1,359     1,267        544      3,170
INTEREST                                               10,767      2,407     2,019        238      4,664
                                                    ----------  --------- ---------  --------- ----------

                                                     (82,238)      3,730  (12,405)    (1,094)    (9,769)
                                                    ----------  --------- ---------  --------- ----------

INCOME BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                         119,100      2,897    14,419      2,302     19,618

INCOME TAXES                                           22,347        754     6,657      (480)      6,931
                                                    ----------  --------- ---------  --------- ----------

INCOME BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                                  96,753      2,143     7,762      2,782     12,687

GOODWILL CHARGES                                            -          -         -          -          -
MINORITY INTEREST                                       2,379       (11)   (1,539)         14    (1,536)
                                                    ----------  --------- ---------  --------- ----------

NET INCOME                                             94,374      2,154     9,301      2,768     14,223
                                                    ----------  --------- ---------  --------- ----------

MDC CORPORATION INC.
SEGMENTED INFORMATION
CORPORATE & OTHER
(Unaudited)(US$ '000's)
PERIOD                                                 YEAR   QUARTER   QUARTER    QUARTER   QUARTER
                                                       DEC.       MAR.      JUN.       SEP.      DEC.
                                                       2001       2002      2002       2002      2002

GROSS BILLINGS                                       28,238      4,172     3,241        825       882
                                                    ----------------------------------------------------

REVENUES                                             28,238      4,172     3,241        825       882
                                                    --------  --------- ---------  --------- ---------

Cost of sales                                        12,144      2,164     1,505        238       240
Salaries and related costs                           10,141        929       430        718       538
General and other operating costs                     9,706      1,798     2,545        688       583
                                                    --------  --------- ---------  --------- ---------
OPERATING COSTS                                      31,991      4,891     4,480      1,644     1,361
                                                    --------  --------- ---------  --------- ---------

OPERATING INCOME (LOSS) BEFORE UNDERNOTED ITEMS     (3,753)      (719)   (1,239)      (819)     (479)
                                                    --------  --------- ---------  --------- ---------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES        42,234      1,891       571      (107)         -
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)              12,034         98   (4,478)          -         -
AMORTIZATION                                          3,296        383       248        225       546
INTEREST                                             19,566      1,943     (241)       (36)        80
                                                    --------  --------- ---------  --------- ---------

                                                     77,130      4,315   (3,900)         82       626
                                                    --------  --------- ---------  --------- ---------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                       (80,883)   (5,034)     2,661      (901)   (1,105)

INCOME TAXES                                        (28,765)   (1,750)       945      (308)     (376)
                                                    --------  --------- ---------  --------- ---------

INCOME (LOSS) BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                               (52,118)   (3,284)     1,716      (593)     (729)

GOODWILL CHARGES                                     18,672          -         -          -         -
MINORITY INTEREST                                   (3,536)        123       119         84       327
                                                    --------  --------- ---------  --------- ---------

INCOME (LOSS) FROM CONTINUING OPERATIONS            (67,254)   (3,407)     1,597      (677)   (1,056)

LOSS FROM DISCONTINUED OPERATIONS                   (25,428)         -         -          -         -
                                                    --------  --------- ---------  --------- ---------

NET INCOME (LOSS)                                   (92,682)   (3,407)     1,597      (677)   (1,056)
                                                    --------  --------- ---------  --------- ---------

MDC CORPORATION INC.
SEGMENTED INFORMATION
CORPORATE & OTHER
(Unaudited)(US$ '000's)
PERIOD                                                   YEAR   QUARTER   QUARTER    QUARTER      Y.T.D.
                                                         DEC.       MAR.      JUN.       SEP.       SEP.
                                                         2002       2003      2003       2003       2003

GROSS BILLINGS                                          9,120        760     1,412      1,714      3,886
                                                   ------------------------------------------------------

REVENUES                                                9,120        760     1,412      1,714      3,886
                                                    ----------  --------- ---------  --------- ----------

Cost of sales                                           4,147        179       176        189        544
Salaries and related costs                              2,615      1,966       106        979      3,051
General and other operating costs                       5,614       (52)     1,892      1,362      3,202
                                                    ----------  --------- ---------  --------- ----------
OPERATING COSTS                                        12,376      2,093     2,174      2,530      6,797
                                                    ----------  --------- ---------  --------- ----------

OPERATING INCOME (LOSS) BEFORE UNDERNOTED ITEMS       (3,256)    (1,333)     (762)      (816)    (2,911)
                                                    ----------  --------- ---------  --------- ----------

RESTRUCTURING, DISPOSITIONS AND OTHER CHARGES           2,355          -       873      1,478      2,351
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)               (4,380)          -         -          -          -
AMORTIZATION                                            1,402        346       311        189        846
INTEREST                                                1,746         83       799      (516)        366
                                                    ----------  --------- ---------  --------- ----------

                                                        1,123        429     1,983      1,151      3,563
                                                    ----------  --------- ---------  --------- ----------

INCOME (LOSS) BEFORE INCOME TAXES, GOODWILL
CHARGES AND MINORITY INTEREST                         (4,379)    (1,762)   (2,745)    (1,967)    (6,474)

INCOME TAXES                                          (1,489)      (528)     (824)      (590)    (1,942)
                                                    ----------  --------- ---------  --------- ----------

INCOME (LOSS) BEFORE GOODWILL CHARGES
AND MINORITY INTEREST                                 (2,890)    (1,234)   (1,921)    (1,377)    (4,532)

GOODWILL CHARGES                                            -          -         -          -          -
MINORITY INTEREST                                         653         18       347        127        492
                                                    ----------  --------- ---------  --------- ----------

INCOME (LOSS) FROM CONTINUING OPERATIONS              (3,543)    (1,252)   (2,268)    (1,504)    (5,024)

LOSS FROM DISCONTINUED OPERATIONS                           -          -         -          -          -
                                                    ----------  --------- ---------  --------- ----------

NET INCOME (LOSS)                                     (3,543)    (1,252)   (2,268)    (1,504)    (5,024)
                                                    ----------  --------- ---------  --------- ----------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     MDC CORPORATION INC.
                                            -----------------------------------
                                                       (Registrant)

Date:  December 23, 2003                    By: /s/ Walter Campbell
       ------------------------                 -------------------------------
                                                            (Signature)
                                                Walter Campbell
                                                Senior Vice President Finance